SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A*
                                 (Rule 13d-102)

                                 Amendment No. 1

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                           Continental Airlines, Inc.
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                    210795308
                                 (CUSIP Number)

                                December 31, 2006
             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 10 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210795308                 13G                     Page 2 of 9 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Seminole Management Co., Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                4,412,900
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                4,412,900
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,412,900
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                4.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------

CUSIP No. 210795308                 13G                     Page 3 of 9 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Paul C. Shiverick
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                4,412,900
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                4,412,900
-----------------------------------------------------------------------------

     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,412,900
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                4.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------

CUSIP No. 210795308                 13G                     Page 4 of 9 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                               Michael G. Messner
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                4,412,900
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                4,412,900
-----------------------------------------------------------------------------

     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,412,900
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                4.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------

CUSIP No. 210795308                 13G                     Page 5 of 9 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Continental Airlines, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 1600 Smith Street, Dept. HQSEO, Houston, TX 77002.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

               (i) Seminole Management Co., Inc., a New York corporation ("Investment Manager"), which serves as investment manager to Seminole Capital Partners, L.P., a New York limited partnership, Seminole Capital Partners II, L.P., a New York limited partnership, Seminole Offshore Fund, Ltd., a British Virgin Islands international business company, Seminole Small Cap Partners, L.P., a New York limited partnership, Seminole Small Cap Fund, Ltd., a British Virgin Islands international business company, Seminole Long Only Fund, Ltd., a British Virgin Islands international business company, GS Seminole Portfolio, LLC, and Quantum Partners LDC, a Cayman Islands exempted limited duration company (collectively, the "Portfolios"), with respect to the shares of Class B Common Stock (as defined in Item 2(d) below) directly owned by the Portfolios;

               (ii) Paul C.  Shiverick  ("Mr.  Shiverick  "), a principal of the
                    Investment Manager, with respect to the shares of Class B Common Stock held by the Portfolios;

              (iii) Michael G.  Messner  ("Mr.  Messner"),  a principal  of the
                    Investment Manager, with respect to the shares of Class B Common Stock held by the Portfolios.

          The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 210795308                 13G                     Page 6 of 9 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 150 East 52nd Street, 29th Floor, New York, NY 10022, New York, New York 10022, U.S.A.

Item 2(c).     Citizenship:

     Investment Manager is a New York corporation organized under the laws of the State of New York. Mr. Shiverick and Mr. Messner are United States citizens.

Item 2(d).     Title of Class of Securities:

     Continental Airlines, Inc., Class B common stock, $0.01 par value (the "Class B Common Stock").

Item 2(e).  CUSIP Number:
     210795308

Item 3. If this  statement  is filed  pursuant to Rules  13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser in accordance with Rule
                  13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check the box.[X]

CUSIP No. 210795308                  13G                    Page 7 of 9 Pages

Item 4.   Ownership.

         A. Seminole Management Co., Inc.
               (a) Amount beneficially owned: 4,412,900 shares of Class B Common Stock.
               (b) Percent of class: 4.9% The percentages used herein and in the rest of Item 4 are calculated based upon the 90,103,298 shares of Class B Common Stock issued and outstanding as of October 13, 2006 as reflected in the Company's Form 10-Q, dated October 19, 2006.
               (c) Number of shares as to which such person has:
                   (i) Sole power to vote or direct the vote: -0-
                  (ii) Shared power to vote or direct the vote: 4,412,900
                 (iii) Sole power to dispose or direct the disposition: -0-
                  (iv) Shared power to dispose or direct the disposition:
                       4,412,900

         B. Paul C. Shiverick
               (a) Amount beneficially owned: 4,412,900 shares of Class B Common Stock.
               (b) Percent of class: 4.9%
               (c) Number of shares as to which such person has:
                   (i) Sole power to vote or direct the vote: -0-
                  (ii) Shared power to vote or direct the vote: 4,412,900
                 (iii) Sole power to dispose or direct the disposition: -0-
                  (iv) Shared power to dispose or direct the disposition:
                       4,412,900

         C. Michael G. Messner
               (a) Amount beneficially owned: 4,412,900 shares of Class B Common Stock.
               (b) Percent of class: 4.9%
               (c) Number of shares as to which such person has:
                  (i) Sole power to vote or direct the vote: -0-
                 (ii) Shared power to vote or direct the vote: 4,412,900
                (iii) Sole power to dispose or direct the disposition: -0-
                 (iv) Shared power to dispose or direct the disposition:
                      4,412,900

CUSIP No. 210795308                 13G                     Page 8 of 9 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Investment Manager, in its capacity as the investment manager to the Portfolios, has the power to direct the investment activities of the Portfolios, including decisions with respect to the disposition of the proceeds from the sale of Class B Common Stock. Mr. Shiverick and Mr. Messner are the principals of the Investment Manager and in that capacity, direct its operations. The investors in the Portfolios have the right to participate in the dividends from, or proceeds from the sale of, the shares of Class B Common Stock held by the Portfolios in accordance with their ownership interests in Portfolios.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Item 2.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 210795308                13G                      Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 14, 2007

                                         SEMINOLE MANAGEMENT CO., INC.

                                         By:  /s/ Paul C. Shiverick
                                              --------------------------
                                              Paul C. Shiverick
                                              Principal

                                         By:  /s/ Michael G. Messner
                                              --------------------------
                                              Michael G. Messner
                                              Principal

                                         Paul C. Shiverick

                                         By:  /s/ Paul C. Shiverick
                                              --------------------------

                                         Michael G. Messner

                                         By:  /s/ Michael G. Messner
                                              --------------------------